Exhibit 11
Pinnacle Entertainment, Inc.
Computation of Earnings Per Share
(in thousands, except per share data)

	For the three months ended March 31,
	Basic		Diluted (a)
	2018	2017	2018	2017
Weighted average number of common shares outstanding	56,901	55,977	56,901	55,977
Potential dilution from share-based awards	—	—	5,344	4,907
Total shares	56,901	55,977	62,245	60,884

Net income	$21,794	$17,208	$21,794	$17,208
Less: Net loss attributable to non-controlling interest	149	9	149	9
Net income attributable to Pinnacle Entertainment, Inc.	$21,943	$17,217	$21,943	$17,217

Per share data:
Net income per common share	$0.39	$0.31	$0.35	$0.28

(a)	When the impact of share-based awards is anti-dilutive, the weighted average number of common shares outstanding is used in the determination of basic and diluted earnings per share.